Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 1 DATED AUGUST 22, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions; and
•	Asset update.

Updates to Assets Acquired

Single Family Home Rental Controlled Subsidiaries

Rental Control Subsidiaries Asset Summaries

The following table summarizes the single family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

●	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
●	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
●	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
●	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
●	The last updated portfolio level projected annual returns for our Los Angeles Single Family Rental Portfolio was 8.9% - 13.1%, as disclosed on March 15, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
L60	90042	3 / 1.5	1,217	8/3/2018	$817,700	$10,000
D32	90065	3 / 2	1,613	7/31/2018	$736,916	$10,000

(1)	There can be no assurance that the anticipated completion cost will be achieved.

Asset Update

Commonwealth Senior Loan – 600 BLOCK COMMONWEALTH, LLC

On February 8, 2018, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $500,000 (the “Commonwealth Senior Loan”). The borrower, 600 Block Commonwealth LLC, a California limited liability company (“Commonwealth”), used the loan proceeds to purchase land in the Silver Lake Neighborhood of Los Angeles, CA (the “Commonwealth Property”), and planned to combine with an adjacent parcel to build a 12-unit small lot development after securing construction financing.

On July 20, 2018, 600 BLOCK COMMONWEALTH, LLC paid off the investment for the full amount of the outstanding principal balance plus interest. All interest payments were paid in full during the investment period, and the investment yielded approximately 18.0% return per annum. Principal drawn-to-date totaled approximately $375,000 as of the pay-off date. The borrower secured a construction loan; the proceeds of which were used to pay off the investment.